UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2026

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On May 15, 2026, Jumia Technologies AG held its annual shareholders meeting. An English translation of the voting results is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Voting results of Jumia Technologies AG’s annual shareholders meeting held on May 15, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance & Operations and Member of the Management Board

Date: May 18, 2026

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